UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

EXPLANATORY NOTE
On December 7, 2021, Global Blue Group Holding AG (the “Company”) furnished a Form 6-K/A (Accession No. 0001628280-21-024615) (the “Original Form 6-K/A”) which amended the Interim Report on Form 6-K for the period ended June 30, 2021 originally filed with the Securities and Exchange Commission (“SEC”) on September 3, 2021 and restated the Company’s previously issued unaudited condensed interim consolidated financial statements as of and for the three months ended June 30, 2021. This Form 6-K/A is furnished to incorporate by reference the Original Form 6-K/A into the Company’s registration statements on Form F-3 (Registration No. 333-259200) and Form S-8 (Registration No. 333-260108).
Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K/A, or reflect any events that have occurred after the Original Form 6-K/A was originally furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: December 9, 2021

/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

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